
Mail Stop 3720

December 13, 2006

Aleksandr Shvarts
Chief Executive Officer
Edulink, Inc.
1122 Coney Island Avenue, Suite 210
Brooklyn, NY 11230

> **Re: Edulink, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 17, 2006**
> **File No. 0-29953**

Dear Mr. Shvarts:

We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14C and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Increase the Number of Authorized Shares of Common Stock…

1.   With regard to the shares to be issued to the MMG shareholders in connection with the reverse merger, we direct your attention to Item 1 of Schedule 14C, which in turn references Note A to Schedule 14A. Please revise your information statement to provide all of the information about the reverse merger required by Item 14 of Schedule 14A, as required by Note A, or tell us in your response letter why you believe you are not required to provide some or all of this information.

2.   Revise the disclosure about the company's recent financing to provide a reasonably thorough description of the terms of the notes as set forth in the Securities Purchase Agreement. This includes a discussion of how the conversion price operates in addition to your reference to the "estimated" conversion price. Also expand to prominently alert investors that there is no upper limit to the number of shares that you may be required to issue upon conversion of the notes, which could cause significant downward pressure on the price of the company's common stock. Furthermore, provide quantitative information regarding the impact that decreases in the trading price of your common stock would have

upon the number of shares you would be required to issue upon conversion of the notes. To highlight this significant aspect of the securities, we suggest that you use a table that shows the effect on the number of shares issuable upon conversion, in the event the common stock price declines by 25%, 50% and 75% from its the most recent trading price.

3.   Disclose how you used or intend to use the proceeds of the recent financing.

4.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the additional general corporate purposes listed near the end of this section. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes.

Authorize 20,000,000 Shares of Blank Check Preferred Stock

5.   Address whether or not the authorization of a class of blank check preferred stock is in response to a takeover attempt or any other expressions of interest indicated by a third party.

Authorize a 1-for-1,500 Reverse Stock Split…

6.   Revise to clarify the meaning of the statement that "[t]he number of authorized shares of Common Stock is not affected" by the reverse stock split. If the reverse stock split will result in a significant number of additional shares of common stock available for you to issue, revise to so state, disclose how you anticipate using the newly available authorized shares and indicate whether you presently have any plans, proposals or arrangements to issue the shares.

* * * * *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please feel free to contact me (202) 551-3833 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via fax: (732) 577-1188
        AJ Levine, Esq.
        Anslow & Jaclin LLP